CBS VEO Phone Education Process

Revised 5/9/2006

CBS VEO Information Line
Phone Number: 800-259-3638
(201-872-5800 from international locations)
Available Monday through Friday (excluding Memorial Day), 9AM to 8PM EDT
On May 31, 2006 (or expiration date, if offer is extended) hours are extended until
Midnight EDT (counseling will end at 8 PM EDT)

Thank you for calling the CBS VEO Information Line at Ernst & Young. This is <representative's name> speaking. May I please have your Social Security number to locate your record?

Get phone number and CBS domain email address.

•	Confirmation statements and participant statements can ONLY be sent to CBS domain email address (there are about 200 different domains, which we will check before emailing)

•	Do NOT enter personal email address in Clarify, such as yahoo.com or hotmail.com addresses

Check additional info tab in Clarify to see if participant is Union, on leave of absence (LOA), International (country, if not US, will be listed), Division of participant, and whether participant is part of executive outreach and the name of a financial advisor we are authorized to speak with. See chart below for more on special circumstances.

For spouses or other financial advisors who are not listed in the additional info tab, the participant must call and give authorization over the phone that we are allowed to speak to the other individual.

Check previous cases to see whether the participant called before, what they called about if they did, and whether the participant has already made an election.

CBS VEO Overview: Can exchange stock options for restricted shares
(If not subject to US income tax, will receive restricted share units (RSUs) instead of restricted shares. So if not subject to US income tax, substitute RSUs for restricted shares in conversation.)

•	Separate choice for all out-of-the-money options, if have out-of-the-money options

•	Separate choice for all in-the-money options, if have in-the-money options

Conversion formula: 75% of attributed value of stock options based on Black-Scholes valuation for each grant in each category (out-of-the-money or in-the-money), converted into restricted shares based on a reference price of $24.9340. The reference price was determined on April 26, 2006, and was calculated as the average of the closing prices of CBS Corporation Class B Common Stock for the five consecutive trading days ending on the fifth trading day preceding the commencement of the VEO.

Deadline reminder: May 31, 2006 at Midnight EDT, unless CBS extends the offer

Resources Available:

•	CBS Communications

•	Leslie Moonves 4/6/2006 email

•	Tony Ambrosio 4/27/2006 follow-up email

•	CBS Voluntary Exchange Offer

•	Participant Statement

•	Voluntary Exchange Offer Workshop

•	Live sessions

•	Teleconferences

•	Streaming Video on CBS Human Resources intranet at http://hr.cbs.com

•	Streaming Video for CBS Radio employees on the internet at https://ike.cbsradio.com

•	CBS VEO Information Line – Ernst & Young

Learn about Stock Options and Restricted Shares

	Stock Options	Restricted Shares (VEO)
What is it?	CBS grants you the right to purchase CBS stock at an exercise price for a period of time, once exercisable until expiration	CBS grants you shares of CBS stock, which become yours to keep, sell or transfer after a vesting period
Relevant Dates	• Grant date • Exercisable date • Exercise date • Expiration date	•Grant date – expected to be June 1, 2006, business day following expiration of the VEO
•Vesting dates – 50% on June 1, 2008, second anniversary of grant date and 50% on June 1, 2009, third anniversary of grant date
What is it worth?	Spread – difference between CBS stock price and exercise price	Value of restricted shares equals CBS stock price
•Option is "in-the-money" if CBS stock price is greater than exercise price
•Option is "out-of-the-money if CBS stock price is equal to or less than exercise price

	Stock Options	Restricted Shares (VEO)
Dividends	If CBS pays dividends while you hold options, you do not receive these dividends. If CBS pays dividends while you hold the shares after exercise, you will receive those dividends.	If CBS pays dividends while you hold restricted shares, dividends (dividend equivalents for RSUs) accrue, and you are paid these amounts as cash when the underlying shares or units vest. If you hold the shares once vested, you will get dividends when they are paid. If you hold the shares at Smith Barney after vesting, Smith Barney will reinvest dividends unless you request cash dividends.
Taxes	Spread at exercise is taxable as ordinary (compensation) income for NQSO	FMV of restricted shares at vesting is taxable as ordinary (compensation) income
Termination	May be able to exercise stock options for some period of time after termination, depending on specifics of plan under which options were granted	If you terminate for any reason before your restricted shares vest, you forfeit your restricted shares, unless you have an employment agreement that provides for different treatment or unless the Compensation Committee of the CBS Board of Directors determines otherwise

Considerations in Making Decision

	Stock Options	Restricted Shares
Exercisable/Vesting dates	Cannot exercise in-the-money options until they are exercisable.	Will you work long enough to meet the new 2 and 3 year vesting requirements?
Potential length of continued CBS employment	•Will you remain at CBS long enough for options to become exercisable?	Will you remain at CBS long enough to meet the new 2 and 3 year vesting requirements?
	•Will you work long enough for out-of-the-money options to become in the money? Consider:	Consider: •How long do you want to work for CBS?
	•How long do you want to work for CBS?	•How long will CBS have a position for you?
•How long will CBS have a position for you?
Expiration date of stock options	Will CBS stock price increase enough for out-of-the-money options to move in the money before expiration?	N/A – no expiration; shares are yours to keep, sell or transfer after vesting requirements are met
Extent that options are currently out-of-the-money	How much does CBS stock price need to increase in order for your options to move in the money?	N/A – value of restricted shares equals CBS stock price

	Stock Options	Restricted Shares
Potential for stock price change	•Will CBS stock price increase enough for options to move in the money before expiration?	•Value of restricted shares equals CBS stock price
•How much will an increase in stock price add to the intrinsic value of options?
Do you need the money? Personal Risk Considerations	Stock options carry more risk but offer more potential reward.	Restricted shares carry less risk but also less potential reward.
	•Stock options may eventually have no value if CBS stock price does not increase over exercise price	•Once vested, restricted shares have some value as long as CBS stock has some value, even if CBS stock price goes down
	•Stock options can potentially have much greater value than restricted shares if CBS stock increases in value	•More likely to realize some value with restricted shares if you work for CBS long enough to vest, but value of restricted shares may not be as great as the value options could provide if CBS stock price increases
	•Options have more market risk: Do you want the potential for greater gain, and are you willing to accept the possibility of greater loss?	•How likely is it that you will meet the new vesting requirement?

Special Circumstances (Additional Information Tabs in Clarify)

	Definition	Considerations
Union	Members of various organized trade unions employed by CBS or a majority owned subsidiary (e.g. affiliated local TV station)	•Individual mailing of workshop manuals to employee's home •Election confirmation mailed to employee's home
Leave of Absence (LOA)	Short Term/Long Term Disability:	•Employees on leave may be eligible to participate in the offer
	•Old CBS Divisions (CBS Network, TV Stations, KingWorld, CBS Radio, CBS Outdoor, UPN, former CBS Corporate transfers) considered active up to 26 weeks (13 STD/13 LTD)	•Individual mailing of workshop manuals to employee's home
	•Old Viacom Divisions (Showtime, Simon and Schuster, Paramount TV, Paramount Parks and former Viacom Corporate transfers) – considered active up till age 65, retirement or off disability	•LOA employees may lose eligible status if certain requirements are not met
	FMLA •considered active for 12 weeks under Family Medical Leave Act	•Provide HR Contact information and encourage employee to call for details on specific LOA eligibility requirements

	Definition	Considerations
Military •per regulations under the Uniformed Services Employment and Reemployment Rights Act
Personal leave •eligible but must return to work within the guidelines established under the applicable policy and procedures of their division
Special Divisions	• Paramount Parks • UPN • CBS Radio	•CBS has announced its intention to divest Paramount Parks and to complete the divestiture in the second half of 2006
•CBS has announced plans for UPN to cease broadcasting its network schedule at the conclusion of the 2005/2006 broadcast season and for the formation of a new broadcast network, to be known as The CW, through a 50/50% joint venture between CBS and Warner Bros. Entertainment which is expected to launch in the Fall of 2006
•Consider whether you will meet the new vesting requirements of restricted shares
•CBS Radio employees are encouraged to use streaming video available on https://ike.cbsradio.com
International	•Approximately 100 non U.S. taxpayers are eligible to participate in the offer	•See international FAQ document(s)
	•Exchange for Restricted Share Units (RSUs) in lieu of Restricted Shares	•International teleconference available on Tuesday, May 16 at 10am EDT (3pm London)
	•U.S. taxpayers temporarily residing in a foreign country will receive Restricted Shares	•Canadian workshops available on Thursday, May 18 in Toronto •Canadian income tax issue may exist (see Canadian FAQ doc)
Executive Outreach	•Top executives eligible for special out-bound, scheduled phone appointments to discuss VEO	•Likely to have significant in-the-money options
	•Has over 100,000 options eligible for the offer	•You are authorized to speak with the financial advisor listed in Clarify without speaking to the executive
	•Contact information for authorized financial advisor is listed in Clarify	•You MUST speak to the executive to authorize the election(s)

Break-even analysis

•	Inputs

•	Discuss results

•	Assumptions used

Deadline reminder: May 31, 2006 at Midnight EDT, unless CBS extends the Offer

Are you ready to make your decision now?

Record Election if Exchanging – see separate Election Processing Document